Mail Stop 3561

November 30, 2006

Mr. John P. Thornton
Chief Executive Officer
Norpac Technologies, Inc.
698 Seymour St., Suite 311
Vancouver, BC V6B 3K6
Canada

> **Re:** **Norpac Technologies, Inc.**
> **Forms 10-KSB for the Fiscal Years Ended June 30, 2006**
> **and June 30, 2005**
> **Filed October 13, 2006 and October 13, 2005**
> **File No. 0-27147**

Dear Mr. Thornton:

We have completed our review of your Forms 10-KSB and related filings and have no further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief